Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited, Hong Kong Securities Clearing Company Limited and the New York Stock Exchange take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

The transactions contemplated by the Scheme Document referred to in this joint announcement have not been approved, disapproved or otherwise recommended by the SEC or by any U.S. State Securities Commission, nor has the SEC or any U.S. State Securities Commission passed upon the merits or fairness of the transactions or upon the adequacy of the information contained in the Scheme Document referred to in this joint announcement. Any representation to the contrary is a criminal offence.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹账通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock Code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

IN RELATION TO

(1) PROPOSAL FOR THE PRIVATISATION OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES ACT)

(2) PROPOSED WITHDRAWAL OF LISTING OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(3) EFFECTIVE DATE OF THE SCHEME

(4) WITHDRAWAL OF LISTING OF THE SHARES AND DELISTING OF THE ADSs

AND

(5) DESPATCH OF CHEQUES AND WIRE TRANSFER FOR CASH PAYMENT UNDER THE SCHEME

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

INTRODUCTION

References are made to (i) the scheme document dated September 23, 2025 jointly issued by the Company and the Offeror (the “Scheme Document”) in relation to, among other things, the Proposal and the Scheme; (ii) the announcement dated October 28, 2025 jointly issued by the Company and the Offeror in relation to, among other things, the results of the Court Meeting and the Extraordinary General Meeting; and (iii) the announcement dated November 17, 2025 jointly issued by the Company and the Offeror in relation to, among other things, the sanction of the Scheme by the Grand Court (the “Sanction Announcement”). Unless otherwise defined, capitalized terms used in this joint announcement shall have the same meanings as those defined in the Scheme Document and all references to times and dates are references to Hong Kong times and dates, except as otherwise specified.

EFFECTIVE DATE OF THE SCHEME

As set out in the Sanction Announcement, the Scheme was sanctioned without modification by the Grand Court at the Court Hearing on Friday, November 14, 2025 (Cayman Islands time). The reduction of the share capital of the Company resulting from cancellation of the Scheme Shares was also confirmed by the Grand Court on the same day at the same hearing.

A copy of the order of the Grand Court sanctioning the Scheme and confirming the reduction of the share capital of the Company was delivered to the Registrar of Companies in the Cayman Islands for registration on Monday, November 17, 2025 (Cayman Islands time).

All of the Conditions set out in the section headed “3. Conditions of the Proposal and the Scheme” in Part X — Explanatory Memorandum of the Scheme Document were fulfilled and the Scheme became effective on Wednesday, November 19, 2025 (Cayman Islands time).

WITHDRAWAL OF LISTING OF THE SHARES AND DELISTING OF THE ADSs

The withdrawal of listing of the Shares on the Stock Exchange is expected to become effective at 4:00 pm on Friday, November 21, 2025 (Hong Kong time).

The permanent suspension of trading in the ADSs on the NYSE is expected to take place on Friday, November 21, 2025 (New York time), and the delisting of the ADSs from the NYSE is expected to become effective on Monday, December 1, 2025 (New York time). The Company intends to file a certification and notice on Form 15 with the SEC Monday, on December 1, 2025 (New York time) to deregister under the Securities Exchange Act of 1934, as amended.

DESPATCH OF CHEQUES AND WIRE TRANSFER FOR CASH PAYMENT UNDER THE SCHEME

The Cancellation Price will be paid by cheques despatched to the Scheme Shareholders (other than HKSCC Nominees and the Depositary) and by wire transfer made to HKSCC Nominees and the Depositary as soon as possible but in any event no later than seven (7) Business Days after the Effective Date (i.e., on or before Friday, November 28, 2025). Cheques shall be posted at the risk of the addressees and none of the Offeror, the Company, Morgan Stanley, the Independent Financial Adviser, the share registrar of the Company and their respective nominees, directors, employees, officers, agents, advisers, associates and affiliates and any other persons involved in the Proposal shall be liable for any loss or delay in despatch of the same. Furthermore, none of the Offeror, the Company, Morgan Stanley, the Independent Financial Adviser, the share registrar of the Company and their respective nominees, directors, employees, officers, agents, advisers, associates and affiliates and any other persons involved in the Proposal shall be liable for any loss or delay in the event that HKSCC Nominees or the Depositary provide incorrect account details for the wire transfers pursuant to Clause 3(b) of the Scheme.

If any severe weather condition is in force in Hong Kong: (a) at any time before 12:00 noon but no longer in force at or after 12:00 noon on latest date to despatch cheques for the payment of the Cancellation Price under the Scheme, the latest date to despatch cheques (as the case may be) will remain on the same Business Day (i.e., Friday, November 28, 2025); or (b) at any time at or after 12:00 noon on the latest date to despatch cheques for the payment of the Cancellation Price under the Scheme, the latest date to despatch cheques (as the case may be) will be rescheduled to the following Business Day which does not have any of those warnings in force at 12:00 noon and/or thereafter (or another Business Day thereafter that does not have any severe weather condition at 12:00 noon or thereafter), or such other day as the Executive may approve in accordance with the Takeovers Code.

For the purpose of the preceding paragraph, “severe weather” refers to the scenario where a tropical cyclone warning signal number 8 or above is hoisted, a black rainstorm warning and/or the “Extreme Conditions” warning as announced by the Hong Kong Government is/are in force in Hong Kong. Further announcement(s) will be made if there is any change to the expected timetable as a result of any severe weather.

The Depositary (as the holder of the Shares underlying the ADSs including, where applicable, through its custodian) will receive the cancellation consideration in U.S. dollars converted as part of the Scheme by the Offeror at the exchange rate of US$1.0000 to HK$7.7716 on November 14, 2025 (New York time), being the most recently published Federal Reserve H.10 exchange rate available prior to the Effective Date, as stipulated in the Proposal. Such U.S. dollar proceeds received by the Depositary will then be distributed pro rata to the ADS holders, based on their respective holdings (net of applicable fees (including, without limitation, a cancellation fee of US$0.05 per ADS), charges and expenses of the Depositary, governmental charges and any taxes withheld) subject to and in accordance with the terms of the Deposit Agreement on or around Monday, December 8, 2025 (New York time).

If the ADSs are held through a financial intermediary such as a broker, the ADS Holders may also be required to pay the fees and expenses charged by the financial intermediary, if any.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, November 20, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Kong Ping Albert, Mr. Jin Li, Mr. Wang Guangqian, Mr. Hong Xiaoyuan, Mr. Song Xianzhong and Mr. Chan Hiu Fung Nicholas.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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